CB Auto Group, Inc.
A Georgia Corporation

$1,069,980 MAXIMUM OFFERING
$250,000 MINIMUM TARGET OFFERING

33,428 Shares of

Preferred Series A Non-Voting Stock Offered

OFFERING PRICE:

Early Bird Offering Price: $25.00 per Share for the first 10,000 shares up to $250,000

Offering Price: $35.00 per Share thereafter up to the Maximum Offering amount up to 23,428 shares up to $819,980

<u>REGULATION CROWDFUNDING OFFERING ONLY</u>

THESE ARE SPECULATIVE SECURITIES AND INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS".

In the event you decide not to participate in this Offering, please destroy all copies of or return the entire Regulation Crowdfunding Offering Memorandum to the office of the Placement Agent.

The date of this Confidential Offering Memorandum is 5/1/2019

This Regulation Crowdfunding Offering Memorandum (the "Memorandum") relates to the offer and sale to a select group of Regulation Crowdfunding investors of up to 33,428 shares of Preferred Series A Non-Voting Stock, no par value (the "Shares") of the securities of CB Auto Group, Inc. (the "Company"), a Georgia corporation, at an offering price of $25.00 per Share for the first 10,000 shares and $35.00 per Share thereafter for a maximum aggregate offering price of $1,069,980 (the "Offering").

All of the Shares will be sold on a "best-efforts" basis which means that net Offering proceeds will be available to the Company upon receipt, acceptance and clearance thereof and that a minimum amount of 6,580 Shares will be required in order to complete and close this Offering. There can be no assurance that all of the Shares offered will be subscribed for.

	Price to Investors	Commission[1]	Minimum Company Proceeds[2]
Target Offering Amount	$ 250,000	$ 18,500	$ 231,500
Maximum Offering	$ 1,069,980	$ 80,250	$ 989,730

(1)   Offers and sales of Shares will be made on an "best-efforts" basis through We Funder Portal, LLC ("We Funder"), a limited liability company and member of the Financial Industry Regulatory Authority, Inc. We Funder will act as the exclusive selling broker and receive commissions of up to 7.5% of the aggregate principal amount.

(2)   Amounts shown reflect proceeds after deducting selling commissions received by We Funder, but before deducting offering expenses payable by the Company such as attorney or consultant fees, subject to applicable securities laws and this Memorandum.

EXCLUSIVE PLACEMENT AGENT

WE FUNDER PORTAL, LLC
Member: FINRA/SIPC

All communications regarding this Memorandum should be sent to the Exclusive Placement Agent.

Contents

NOTICE TO INVESTORS

An investment in the Shares involves a high degree of risk. Prospective investors in the Shares should thoroughly consider this Memorandum and certain special considerations concerning the Company described herein. See "RISK FACTORS" below. There is currently no trading market for any securities of the Company, nor is it expected or assured that such market will develop in the foreseeable future.

A CROWDFUNDING INVESTMENT INVOLVES A RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE ISSUER WILL FILE A REPORT ON EDGAR ANNUALLY AND POST THE REPORT ON ITS WEBSITE, NO LATER THAN 120 DAYS AFTER THE END OF EACH FISCAL YEAR COVERED BY THE REPORT.

IN ACCORDANCE WITH RULE 202(b) OF REGULATION CROWDFUNDING, THE ISSUER WILL FILE THE REQUISITE ANNUAL REPORT UNTIL THE EARLIEST OF THE FOLLOWING EVENTS OCCURS:

1. THE ISSUER IS REQUIRED TO FILE REPORTS UNDER EXCHANGE ACT SECTIONS 13(A) OR 15(D);
2. THE ISSUER HAS FILED AT LEAST ONE ANNUAL REPORT AND HAS FEWER THAN 300 HOLDERS OF RECORD;
3. THE ISSUER HAS FILED AT LEAST THREE ANNUAL REPORTS AND HAS TOTAL ASSETS THAT DO NOT EXCEED $10 MILLION;
4. THE ISSUER OR ANOTHER PARTY PURCHASES OR REPURCHASES ALL OF THE SECURITIES ISSUED PURSUANT TO SECTION 4(a)(6) OF THE SECURITIES ACT, INCLUDING ANY PAYMENT IN FULL OF DEBT SECURITIES OR ANY COMPLETE REDEMPTION OF REDEEMABLE SECURITIES; OR
5. THE ISSUER LIQUIDATES OR DISSOLVES IN ACCORDANCE WITH STATE LAW.

GENERAL NOTICES AND REPRESENTATIONS

This Memorandum is furnished on a confidential basis. This Memorandum constitutes an offer of securities only to the person to whom it is specifically delivered for that purpose ("Offeree") and is provided solely for the purpose of evaluating an investment in the Company. By accepting delivery of this Memorandum and receiving any other oral or written information provided by the Company in connection with the Offering, each Offeree agrees (a) to keep confidential the contents of this Memorandum and such other information and not to disclose the same to any third party or otherwise use the same for any purpose other than evaluating an investment in the Company, and (b) not to copy, in whole or in part, this Memorandum or any other written information provided by the Company in connection herewith. Each Offeree further agrees to return this Memorandum and any such written information to We Funder, in the event that (i) the Offeree does not subscribe to purchase any Shares, (ii) no portion of the Offeree's subscription is accepted, or (iii) the Offering is terminated or withdrawn.

To the extent applicable, the Shares offered hereby have not been registered under the US federal Securities Act of 1933 (the "Securities Act") or any US state securities laws, in reliance upon exemptions therefrom. If applicable, the Shares may not be sold, transferred, pledged or otherwise disposed of in the absence of registration under the Securities Act and under any applicable US state securities or blue-sky laws unless pursuant to exemptions therefrom. This Memorandum does not constitute an offer to sell, or a solicitation of an offer to buy, any Shares offered hereby to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation to such person. This Memorandum does not constitute an Offer if the prospective investor is not qualified under applicable securities laws.

In determining whether to invest in the Shares, each person must rely upon his, her or its own examination of the Company and the terms of the Offering made hereby, including the merits and risks involved. The information contained in this Memorandum also supersedes any information concerning the Company or the terms of any investment therein provided to any prospective investor prior to the date of this Memorandum.

The Company makes no expressed or implied representation or warranty as to the attainability of any forecasted financial information that may be expressed or implied herein or as to the accuracy or completeness of the assumptions from which that forecasted information is derived. It must be recognized that the projections of the Company's future performance are necessarily subject to a high degree of uncertainty, that actual results can be expected to vary from the results projected and that such variances may be material and adverse. Prospective investors are expected to conduct their own investigation with regard to the Company and its prospects. It is expected that each Offeree will pursue his, her or its own independent investigation with respect to the forecasted financial information included herein. Prospective investors in the Shares are not to construe the contents of this Memorandum as legal, business or tax advice. Each prospective investor in the Shares should consult his, her or its own attorney, business advisor and tax advisor as to the legal, business, tax and related matters concerning this Offering.

This Memorandum has been prepared solely for the purpose of the proposed offering of the Shares. The Company reserves the right to reject any subscription for the Shares to which any prospective investor in the Shares has subscribed, in whole or in part, or to accept less than the Minimum Investment Amount.

THIS OFFERING IS NOT UNDERWRITTEN. THE OFFERING PRICE HAS BEEN ARBITRARILY SET BY THE MANAGEMENT OF THE COMPANY. THERE CAN BE NO ASSURANCE THAT ANY OF THE SECURITIES WILL BE SOLD.

The management of the Company has provided all of the information stated herein. The Company makes no express or implied representation or warranty as to the completeness of this information or, in the case of projections, estimates, future plans, or forward looking assumptions or statements, as to their attainability or the accuracy and completeness of the assumptions from which they are derived, and it is expected that each prospective investor will pursue his, her, or its own independent investigation. It must be recognized that estimates of the Company's performance are necessarily subject to a high degree of uncertainty and may vary materially from actual results.

This Offering is expected to be conducted as a Regulation Crowdfunding Offering in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding.

This Memorandum has been prepared solely for the information of the person to whom it has been delivered by or on behalf of the Company. Distribution of this Memorandum to any person other than the prospective investor to whom this Memorandum is delivered by the Company and those persons retained to advise them with respect thereto is unauthorized. Any reproduction of this Memorandum, in whole or in part, or the divulgence of any of the contents without the prior written consent of the Company is strictly prohibited. This Offering is made subject to withdrawal, cancellation, or modification by the Company without notice and solely at the Company's discretion. Each prospective investor, by accepting delivery of this Memorandum, agrees to return it and all other documents received by them to We Funder if the prospective investor's subscription is not accepted or if the Offering is terminated.

By acceptance of this Memorandum, prospective investors recognize and accept the need to conduct their own thorough investigation and due diligence before considering a purchase of the Shares.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Memorandum and the documents available on www.WeFunder.com include *"forward-looking statements"* within the meaning of the Securities Act of 1933, as amended. All statements other than statements of historical fact are forward-looking statements.

Forward-looking statements are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Among those risks, trends and uncertainties are the Company's ability to raise sufficient working capital to carry out the business plans, the long-term efficacy of the business plans, the ability to protect its intellectual property, and general economic conditions.

Although we believe that in making such forward-looking statements, expectations are based upon reasonable assumptions; such statements may be influenced by factors that could cause actual outcomes and results to be materially different from those projected. We cannot assure you that the assumptions upon which these statements are based will prove to have been correct.

When used in this Memorandum, the words *"expect," "anticipate," "intend," "plan," "believe," "seek," "estimate"* and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward-looking statements for a number of important reasons, including those discussed under *"Risk Factors"* and elsewhere in this Memorandum.

You should read these statements carefully because they discuss the Company's expectations about its future performance, contain projections of its future operating results or its future financial condition, or state other *"forward-looking"* information. Before you invest in the Shares, you should be aware that the occurrence of any of the contingent factors described under the "RISK FACTORS" section of this Memorandum could substantially harm the business, results of operations, and financial condition. Upon the occurrence of any of these events, you could lose all or part of your investment.

We cannot guarantee any future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update any of the forward-looking statements in this Memorandum after the date of this Memorandum.

ABOUT THIS MEMORANDUM

The terms "CB Auto Group," the "Company," "us," "our" and "we," as used in this Memorandum, refer to CB Auto Group, Inc., a Georgia "C" corporation.

You should rely only on the information contained in this Memorandum. The Company has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Company is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this Memorandum is accurate as of the date on the front cover of this Memorandum only. The Company's business, financial condition, results of operations and prospects may have changed since that date.

The following term sheet summarizes the basic terms and conditions on which the Company proposes to sell the Shares to certain investors in an exempt Regulation Crowdfunding offering, subject to documentation in the definitive subscription agreements and to completion of all appropriate due diligence investigations. This summary is qualified in its entirety by the more detailed information appearing elsewhere in this Memorandum and in the documents relating to this transaction, including, without limitation, the Company's Subscription Agreement for the Shares (Available online at We Funder).

MEMORANDUM SUMMARY

The Business	CB Auto Group, Inc., is an organization that has been constantly involved in the creation and development of its prime service, the Union Auto Program ("UAP"). This program provides a hassle-free new and used car buying service exclusively for 17 million labor union members and their families. This service provides fair, low priced vehicles to its members from a trusted network of dealerships. In addition, all purchasers receive, as part of their purchase, the choice of a free Lifetime Powertrain Warranty or a Hardship Protection Plan, features unique only to UAP. UAP also provides a high level of customer service to each member ensuring a superior car buying experience.
The Company	CB Auto Group, Inc. (the "Company") was organized on 2016, as a Georgia "S" corporation for the express purpose of developing and marketing the CB Auto Group automobile purchasing system. The Company's address is 1702 Macy Drive, Roswell, Georgia 30076. The Company's website is www.cbautogroupinc.com.
The Offering	The Company, through its exclusive placement agent, We Funder Portal, LLC ("We Funder"), proposes to sell the Shares only to certain investors in an exempt, unregistered offering, in accordance with the Regulation Crowdfunding rules.
Size of the Offering	The Company is offering up to 33,428 shares of its Preferred Series A Non-Voting Stock, no par value (the "Shares"), at an offering price of $25.00 per Share for the first 10,000 shares and $35.00 per Share thereafter , for a maximum aggregate offering price of $1,069,980 (the "Offering"). The Company will return all proceeds received over and above the maximum offering amount of $1,070,000.
The Shares	The Shares being offered hereby are shares of our Preferred Series A Non-Voting Stock. This means subscribers of the Shares will have no voting rights whatsoever, unless required under law.
Liquidation Preference	In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation (a "Liquidation"), the holders of Shares of Non-Voting Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, before any payment shall be made to the holders of Junior Securities by reason of their ownership thereof, an amount in cash equal to the aggregate original purchase price of all Preferred Stock held by such holder (as adjusted for any stock splits, stock dividends, recapitalizations or similar transactions with respect to the Non-Voting Preferred Stock. If upon any Liquidation the remaining assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of the Shares of Non-Voting Preferred Stock the full preferential amount to which they are entitled under this section (a) the holders of the Shares of Non-Voting Preferred Stock shall share ratably in any distribution of the remaining assets and funds of the Corporation in proportion to the respective full preferential amounts which would otherwise be payable in respect of the Non-Voting Preferred Stock in the aggregate upon such Liquidation if all amounts payable on or with respect to such Non-Voting Preferred Stock shares were paid in full, and (b) the Corporation shall not make or agree to make any payments to the holders of Junior Securities.

Use of Proceeds	Please see "USE OF PROCEEDS" below in this Memorandum.
Risk Factors	See "RISK FACTORS" and the other information included in this Memorandum for a discussion of factors you should carefully consider before deciding to invest in the Shares.
Related Offering	We have not conducted any related offerings and do not plan to conduct any contemporaneous offerings to this one.
Subscription Period	The Shares are being offered until the earlier of (i) 120 days from the date of this Memorandum, subject to the Company right to extend the offering for an additional 60 days beyond the initial offering period of 120 days for a total of 180 days, or (ii) upon the sale of all Shares being offered hereby.
Depository Account	All payments received on account of subscriptions from subscribing investors will be held in a depository escrow account maintained by We Funder ("Depository Account") or equivalent.
Subscription Agreement	The investment will be made pursuant to a Subscription Agreement (available online at We Funder) between the Company and each investor, which agreement contains, among other things, certain representations, warranties and covenants of the investor.
Company By-laws	If you decide to invest, you must read and understand the company bylaws available to you. Your rights as a holder of the CB Auto Group, Inc. Preferred Series A Non-Voting Stock in the Company will be governed by the Articles of Incorporation and the By-laws. Therefore, you should carefully review and have your professional advisors, including legal counsel, review the By-laws prior to making any investment in the Shares.
Board Representation and Voting Rights:	The holders of the Shares do not have the right to vote their Shares. The holders of a majority of issued and outstanding Common Class A Voting stock will have the right to elect all members of the Company's board of directors. Currently, the officers of the Company hold at least a majority of the shares of our Common Class A Voting common stock that are issued and outstanding, and it is expected that such officers will continue to hold at least a majority after the Offering. Accordingly, investors in this Offering will have no ability to elect or remove directors, or to otherwise affect governance of the Company.
Available Information	John A. Perez, the Company's CEO, will be available upon request to answer questions concerning the terms of this Offering, to provide any reasonably requested information necessary to verify the accuracy of the information contained in this Memorandum and to provide such other information reasonably requested by prospective investors as they deem necessary for the purposes of considering an investment in the Company. John A. Perez can be reached by telephone at (678) 261-8605 or by e-mail at jperez@unionautoprogram.com.
Company Ownership	As of the date of this Memorandum, the Company has: (A) 870,000 shares of its Common Class A Voting Stock issued and outstanding; and (B) 30,000 other securities have been authorized and reserved for issuance to the Company's officers and certain

	key employees. The total aggregate number of issued and outstanding shares of the Company's common stock (Class A Voting and Class B Non-Voting) and Preferred Series A Non-Voting Stock, assuming maximum subscription after the Offering, will be 903,428 shares.

TERMS OF THE OFFERING

Offering of Shares

The Shares are being offered to investors in accordance with the provisions of Regulation Crowdfunding. We are offering for sale up to 33,428 shares (the "Shares") of the Preferred Series A Non-Voting Stock of CB Auto Group, Inc., a Georgia corporation, doing business as CB Auto Group, at an offering price of $25.00 per Share for the first 10,000 shares and $35.00 per Share thereafter, for a maximum aggregate offering price of $1,069,980.

All of the Shares will be sold on a "best-efforts" basis. The maximum offering amount is $1,069,980 (the "Maximum Offering Amount").

All securities will be offered and sold through the Company's exclusive placement agent, We Funder, a Delaware limited liability company and Member: FINRA/SIPC.

All payments received on account of subscriptions from subscribing investors will be held in a depository escrow account maintained by Fund America Securities LLC ("Depository Account") or equivalent pending receipt and acceptance by the Company of subscription payments for the Investment Amount.

The Offering will commence promptly after the date of this Memorandum and will terminate on the earlier of (i) the Maximum Offering Amount is sold, or (ii) 360 days from the date of this Memorandum. Notwithstanding the foregoing, the Company reserves the right to terminate or extend this Offering at any time without notice as deemed necessary in the sole discretion of the Company's management.

Plan of Distribution

General. The Shares will be offered and sold on behalf of the Company through its exclusive placement agent, We Funder.

Investors may subscribe to purchase the Shares by (i) completing, dating and signing the Subscription Agreement and Shareholders' Agreement on www.wefunder.com; (ii) submitting such financial information and documentation as is necessary to be verified as an investor; and (iii) making payment in accordance with the Subscription Agreement. We reserve the right to accept or reject any subscription in whole or in part. If accepted in part, the rejected portion of the investor's subscription will be refunded to the investor (together with accrued interest thereon, if any). No offer and sale of our Shares shall be considered to have been made until these subscription procedures are completed and the

Company has received the investor's investment funds. Proceeds received over and above the maximum offering amount of $1,070,000 will be returned to investors as soon as practically possible.

Sales Commissions. The Company will pay commissions to We Funder of up to 7.5% of the price of the Shares sold, in accordance with and subject to federal securities law and the securities law of the various states.

No Federal Registration. The Shares are not being registered for sale as securities under the Securities Act of 1933 (the "Securities Act") in reliance upon all available and applicable exemptions from registration under the Securities Act, including, but not limited to, the exemption in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding.

PROCEDURE TO PURCHASE SECURITIES

The suitability standards discussed under "INVESTOR SUITABILITY REQUIREMENTS" above represent minimum suitability standards for prospective investors. Each prospective investor, together with his, her or its investment, tax, legal, accounting and other advisors, should determine whether this investment is appropriate for such investor.

Each investor who wishes to subscribe for Shares must provide the Company with the following:

1. Completed and executed Subscription Agreement, signed electronically.

2. A wire transfer, ACH payment, or any other lawful manner of payment available through the Portal for the full purchase price of the securities for which the investor subscribes, payable to account specified after the online "offer" to buy securities is made at: www.wefunder.com.

Questions pertaining to the procedure to purchase securities should be directed to:

Registered Portal
We Funder Portal, LLC

RISK FACTORS

An investment in the Company's securities involves substantial risk. Prospective investors should consider carefully the factors referred to below as well as others associated with their investment. In addition, this Memorandum contains forward-looking statements regarding future events and the future financial performance of the Company that involve significant risks and uncertainties. Investors are cautioned that such statements are predictions and beliefs of the Company, and the Company's actual results may differ materially from those discussed herein. The discussion below includes some of the material risk factors that could cause future results to differ from those described or implied in the forward-looking statements and other information appearing elsewhere in this Memorandum. If any of the following risks, or any additional risks and uncertainties not listed below and not presently known to us, actually occur, our business could be harmed or fail. In such case, you may lose all or part of your investment.

**General Risks Associated with an Early Stage
Company**

As a new company we have a limited operating history. The Company was organized on March, 2016. We have a limited operating history upon which you may evaluate our business and prospects. We are in the early stages of our business and have not yet commenced full-scale operations. Accordingly, we are in the initial revenue phase, and our activities to date have involved research and development, business planning, market testing and efforts to raise startup capital. Our business and prospects must be considered in light of the risk, expense and difficulties frequently encountered by pre-revenue companies in early stages of development, particularly companies in highly competitive and evolving markets. If we are unable to effectively allocate our resources, manufacture our products, generate sales, or obtain and grow our customer base, our business operating results and financial condition would be adversely affected and we may be unable to execute our business plan, and our business could fail. Investors could therefore be at risk of losing their investment.

We expect losses in the foreseeable future. Excluding the effect of any future non-operating gains, we expect to incur losses for the foreseeable future and, if we ever generate revenues, or have profits, we may not be able to sustain them. Our expenses will increase as we build an infrastructure to implement our business model. For example, we may hire additional employees, expand information technology systems, and lease more space for our corporate offices. In addition, we plan to significantly increase our operating expenses to:

- fully develop and broaden our technology and product offerings;
- acquire customers
- explore opportunities and alliances with other companies; and
- facilitate business arrangements.

Our success is dependent on our key personnel. We believe that our success will depend on the continued employment of our senior management and key personnel. If one or more members of our senior management were unable or unwilling to continue in their present positions, our business and operations could be disrupted and this could put the overall business at risk, and therefore investors could be at risk of losing their investments.

Projections are speculative and are based upon a number of assumptions. Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include, but are not limited to (i) the future status of local, regional and international economies, (ii) anticipated demand for our products, (iii) anticipated costs associated with the development, marketing, sales and distribution of our products, and (iv) anticipated procurement and retention of a customer base. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Memorandum. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the Shares. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.

We may not effectively manage growth. The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain resources and operational, financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition. Investors could therefore be at risk of losing their investments if growth is not managed effectively.

Our efficiency may be limited while our current employees and future employees are being integrated into our operations. In addition, we may be unable to find and hire additional qualified management and professional personnel to help lead us. There is competition for qualified personnel in the area of the Company's activities, and there can be no assurance that the Company will be able to attract and retain qualified personnel necessary for the development of our business. If this business cannot effectively hire employees to help the company grow, the business could be at risk overall of not succeeding, and investors therefore may be at risk of losing their investment.

We expect our expenses to grow as the Company grows. Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and lease more space for our corporate offices. This poses a risk to the financial forecasts and current financial model of the Company.

The Company may not reach its sales goals. The Company has forecasted its capitalization requirements based on sales goals and cost containment measures; any reduction to these forecasts could make it difficult for the company to achieve its projected growth, which would affect available cash and working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment.

The Company may require additional financing to support working capital needs. The Company may need to explore additional financing transactions that management determines are in the best interest of the Company, including, without limitation, commercial debt transactions, private offerings of debt or equity securities, a rights offering, and other strategic alternatives. Such additional financing may not be available to the Company, or, if available, the Company may be unable to undertake such additional financing on terms that are advantageous to the Company. If the Company fails to raise additional capital in such an offering, or through other fund raising efforts, such a failure could have a material adverse effect on the Company, and investors in this Offering could be at greater risk of losing their investments due to the inability of the business to proceed with enough working capital to effectively run the Company.

If the Company incurs commercial debt, there may be risks associated with such borrowing. If the Company incurs commercial indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Many of our competitors have greater brand recognition and greater financial, marketing and other resources. Many of our competitors have greater brand recognition, and greater financial, marketing, and other resources than the Company. This may place us at a disadvantage in responding to our competitors' pricing strategies, technological advances, advertising campaigns, strategic alliances and other initiatives. Consequently, such competitors may be in a better position than the Company to take advantage of customer acquisition and business opportunities and devote greater resources to marketing and sale of their product offerings. There cannot be any certainty that the Company will be able to compete successfully. If the Company cannot break through and compete successfully, investors may be at risk of losing their investment.

Management has broad discretion as to the use of proceeds. The net proceeds from this Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering and the Debt Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceed forecasts for the investment as business conditions may require a change of the use of these funds.

Management has voting control of the Company. Management of the Company presently holds a majority of the issued and outstanding Class A Common Voting Stock in the Company. Due to their stock ownership and positions with the Company, the current officers will be in a position to continue to control the affairs and management of the Company after the Offering. Investors must rely entirely on our management to govern the affairs of the Company.

There may be unanticipated obstacles to the execution of the Company's business plan. The Company's business plans may change significantly. Our business plan is capital intensive. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our management reserves the right to make significant modifications to its stated strategies depending on future events. Investors must be prepared for these potential modifications to stated strategies and understand the inherent risk to their investment that these modifications could pose.

Business may not grow as planned. The Company's ability to penetrate and expand markets for its products is dependent on its ability to maintain successful relationships with distributors and retailers. The Company's product will represent a small portion of any one of the distributors and retailers product line and the Company will be limited in its ability to incentivize and motivate distributors and retailers to manage and sell the Company's product vs. the potential resources of competitors. Beyond the Company's limited financial means to incentivize distributors and retailers, other external factors such as the level of demand and product pricing will affect the level of distribution. All of these factors will play a key role in the success of the Company, and if the business does not grow as planned, investors could be at risk of losing their investment due to the potential unsuccessful nature of the Company.

Risks Associated with the Business of the Company

You can lose 100% of your investment. Many small business startups like the Company fail. CB Auto Group, Inc. is a risky venture and it may fail to achieve its goals or carry out its business plans. Each investor bears the risk of losing all or part of his/her/its investment.

The general adoption of new products cannot be assured. The Company's product will be subject to social, economic, and technological trends. The success of the Company will depend on the adoption of our products by all user groups. It is not possible to predict the adoption rate of the end customer.

We face competition from manufacturers and developers of other automobile purchasing programs. We face competition from other members of the automobile purchasing programs and services. Some of these competitors are publicly traded entities, and many, if not all, have greater financial resources and brand name recognition than we do. These competitors may limit our opportunity to acquire customers and facilitate business arrangements. If we cannot acquire customers and enter into business arrangements, we may fail to adequately compete, and this may have a material adverse effect on our business.

We may fail if our competitors develop and deploy superior programs or continue to have greater resources than we have. As the market for such products and services grows, we expect that competition will intensify. While barriers to entry exist with respect to cost of research and development, and intellectual property protections of existing technology, such barriers may be considered relatively minimal for many of our large potential competitors, and competitors may offer products and services at a relatively low cost. We must compete for a share of a customer's purchasing budget for such automobile purchasing programs with other providers and dealers. Several companies offer competitive solutions that compete with our products and services. We expect that additional companies will offer competing solutions on a stand-alone or combined basis in the future. Furthermore, our competitors may offer products or services that are superior to, or have greater market acceptance than, the solutions that we offer. If we are unable to compete successfully against our competitors, we may fail.

We may rely on dealers, subcontractors, suppliers and vendors in manufacturing, marketing, selling and distributing our product, and deficiencies or failures on the part of such subcontractors, suppliers and vendors

would have a material adverse effect on our business. We expect to rely on other companies to provide raw materials, major components and subsystems for our products. Subcontractors may also perform certain sales services that we may provide to our customers in certain circumstances. In addition, we may outsource certain support functions, including certain information technology infrastructure services to third-party service providers. We expect to depend on these vendors, subcontractors and service providers to meet our obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components or subsystems that meet required specifications and perform to our and our customers' expectations.

As a provider of concierge automobile purchasing services, our business depends on developing and maintaining close and productive relationships with our dealers, vendors, and referral sources. Many factors outside our control could adversely affect our dealers and referral sources' ability to deliver to us quality referrals.

Our ability to successfully compete and continue to grow our business depends on our ability to respond quickly to market changes and changing technologies and to bring competitive new solutions and services to market in a timely fashion. The market for concierge automobile purchasing programs is new and will become dynamically evolving and subject to rapid technological and innovative changes. Development of new proprietary technology or products is complex, entails significant time and expense and may not be successful. We cannot guarantee that we will be able to introduce new solutions or products on schedule, or at all, nor can we guarantee that such solutions or products will achieve market acceptance. Moreover, we cannot guarantee that defects will not be found in our new solution releases or products before or after commercial release, which could result in solution or product delivery redevelopment costs, harm to our reputation, lost sales, license terminations or renegotiations, product liability claims, diversion of resources to remedy errors and loss of, or delay in, market acceptance.

If our technology or products are found to infringe the proprietary rights of others, we may be required to change our business practices or redevelop our products and may also become subject to significant costs and monetary penalties. As our technology and products develop, we may become increasingly subject to infringement claims. We are developing proprietary technologies, processes, software, and products relating to purchasing of automobiles. Although reasonable efforts will be taken to protect the rights to our intellectual property, the complexity of international trade secret, copyright, trademark and patent law, coupled with our limited resources and the demands of quick delivery of products and services to market, create risk that our efforts will prove inadequate. We also may license technology from third parties, and it is possible that it could become subject to infringement actions based upon the technology licensed from those third parties. We will generally obtain representations as to the origin and ownership of such licensed technology; however, this may not adequately protect us.

If we incur costly litigation and our personnel are not effectively deployed, the expenses and losses incurred may increase, and our business will suffer material adverse effects, or may fail.

General economic conditions, including a prolonged weakness in the economy, may affect purchases, which could adversely affect our sales. Our results of operations are dependent on a number of factors impacting institutional spending, including general economic and business conditions; general economic confidence; wages and employment levels; public debt levels; availability of institutional credit; credit and interest rates; and taxes. General purchases of our product may decline during recessionary periods. A prolonged downturn or an uncertain outlook in the economy may materially adversely affect our business, revenues and profits.

Systems. The Company has relied on Chroma Cars, LLC to build and maintain its online frontend for marketing to and servicing its customers.

Dealer Network. UAP has to ensure there are an appropriate number of dealers to serve the labor and credit union member base. UAP continues to expand and build its dealership network.

Maintaining quality of service with growth. UAP will be relying on its vendors to provide the services required to meet customer needs. While chosen for their excellence in products and customer service, vendors will have to maintain the high quality of standards initially provided.

Ability to efficiently reach the targeted union market. UAP will accomplish this through a multi-level effort via outside consultants, in-house union liaisons and a focused marketing program with Chroma Cars, a highly experienced marketer in the auto segment.

Competition with dealers. As UAP is offering dealers an attractive extended service product as well as a hardship protection plus plan where they will enjoy additional revenue, it is not in conflict economically with its dealer network. The Company does expect to earn fees from ancillary services by offering refinancing and other services at least 120 days after the close.

Risks Associated with an Investment in Securities

Best efforts offering. This Offering is being made on a "best efforts" basis. As subscriptions are accepted (and any required rescission periods expire), the subscription funds will be available for use by the Company immediately for its intended use of proceeds. Subscriptions are conducive on the Company achieving its minimum offering amount. If the minimum offering amount is not met by the deadline, investors will be returned their funds. Accordingly, initial subscribers will necessarily have a greater degree of risk. The Company has not engaged the services of an underwriter with respect to the Offering, and there is no guarantee that any number of Shares are sold and proceeds will be realized by the Company.

Shares are not guaranteed and could become worthless. The Shares are not guaranteed or insured by any government agency or by any private party. The amount of earnings is not guaranteed and can vary with market conditions. The return of all or any portion of capital invested in the Shares is not guaranteed, and the Shares could become worthless.

Future capital needs; Dilution. The Company believes that the net proceeds of the Offering of the Shares will be sufficient to fund the implementation of the Company's business plan, operations and growth for the foreseeable future, assuming that it sells all 33,428 Shares offered hereby and that the revenue forecasts for the initial 36 months after the completion of the offer are substantially achieved. Nevertheless, in the event that additional capital is required, no assurance can be given that additional financing will be available at all or on terms favorable to the Company. If adequate funds were not available to satisfy either short or long-term capital requirements, the Company may be unable to continue in business, with a resulting loss of all or part of investments made by the Company's investors. Moreover, if additional equity securities are issued in connection with future financings, the ownership percentages of the shareholders could be diluted. Dilution of ownership percentages may also occur as a result of equity securities issued pursuant to possible sales or grants to existing shareholders, officers, managers, consultants, advisors, and/or employees.

We are relying on certain exemptions from registration. The Shares are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. If the sale of the Shares were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of the Shares. If a number of purchasers were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

The Shares are restricted securities and a market for such securities may never develop. Investors should be aware of the potentially long-term nature of their investment. Each purchaser of Shares will be required to represent that it is purchasing such securities for its own account for investment purposes and not with a view to resale or distribution. Purchasers may be required to bear the economic risks of the investment for an indefinite period of time. The Company has neither registered the Shares, nor any other securities under the Securities Act. Consequently, shareholders may not be able to sell or transfer their securities under applicable federal and state securities laws. Moreover, there is no public market for the Company's securities, such a market is not likely to develop prior to a registration undertaken by the Company for the public offering of its securities for its own account or the account of others, and there can be no assurance that the Company will ever have such a public offering of its securities. Ultimately, each investor's risk with respect to this Offering includes the potential for a complete loss of his or her investment.

We may be required to register under the Securities Exchange Act. The Company will be required to conform to the rules and regulations promulgated under the various federal and state securities laws applicable to the conduct of its business. Management does not believe that the Company's activities, as presently contemplated, will require registration or qualification of the Company with any federal or state agency.

Although the Company does not intend to be required to register its securities under the Securities Exchange Act of 1934, as amended, it is possible that the Securities and Exchange Commission (the "SEC") may require the Company to so register. For example, under Section 12(g)(1) of the Securities Exchange Act (as amended by the JOBS Act of 2012), private companies with over 2,000 shareholders and over $10,000,000 in assets, may be required to register with the SEC within 120 days after their fiscal year end. Such registration would increase the operational expenses of the Company and would restrict its activities, thereby possibly having an adverse effect on its business.

The Sarbanes-Oxley Act of 2002 could, should the Company take such action, make the Company's entrance into the public market difficult and expensive. In the wake of well-publicized corporate scandals associated with Enron and WorldCom involving management self-dealing and accounting fraud, in July 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act—the most far reaching legislation affecting the federal securities laws since they were created in the 1930's—impacts everything from the role of auditors to public reporting of stock trades by management, from committee independence to reporting of off-balance sheet transactions, and from officer loans to employee whistle-blowing.

Public and registered companies are facing dramatic changes in disclosure and corporate governance requirements under the Sarbanes-Oxley Act, and under new and proposed rules from the SEC, NASDAQ and the NYSE. While these new rules and regulations do not generally cover private companies, their influence on private companies is being felt in the following ways:

- A private company will become subject to the Sarbanes-Oxley Act upon filing a registration statement with the SEC in anticipation of an IPO.

- The Sarbanes-Oxley Act may result in increased scrutiny of a private company being considered for acquisition by a public company.

- In order to conduct an IPO, a private company would need to evaluate its organization against the requirements of the Sarbanes-Oxley Act and develop a compliance program.

- Full compliance with the Sarbanes-Oxley Act – which can be time-consuming and expensive – can significantly slow the efforts of private companies such as the Company that may seek to enter the public markets.

The Offering price is arbitrary. The price of the Shares offered has been arbitrarily established by the Company, without considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The price of the Shares bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.

Additional unforeseen risks. In addition to the risks described in this section, "RISK FACTORS," and elsewhere in this Memorandum, other risks not presently foreseeable could negatively impact our business, could disrupt our operations and could cause the Company to fail. Ultimately, each investor in the Shares bears the risk of a complete and total loss of his/her/its investment.

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DESCRIPTION OF BUSINESS

General Description of Business Opportunity

CB Auto Group, Inc. ("CBA" or the "Company"), a Georgia corporation headquartered in Roswell, is an organization that has been constantly involved in the creation and development of its prime service, the Union Auto Program ("UAP"). This program provides a hassle-free new and used car buying service exclusively for 17 million labor union members and their families. This service provides a fair, low priced vehicle to its members from a trusted network of dealerships. In addition, all purchasers receive, as part of their purchase, the choice of a free Lifetime Powertrain Warranty or a Hardship Protection Plan, features unique only to UAP. UAP also provides a high level of customer service to each member ensuring a superior car buying experience.

The Company's UAP model differentiates itself significantly from its competition in that UAP exclusively targets labor union members and their families, building on what it believes to be a very loyal affinity group and offers offer the choice of a lifetime powertrain warranty or Hardship Protection Plan. UAP acts as a referral source for its dealer network, unlike other companies, which are primarily lead generators. While UAP connects the consumer to a specific dealer, the other companies send leads out to a range of local dealers, who then compete to entice the customer to visit their dealerships. UAP's approach both provides attractive pricing for the consumer *and* provides real value to the dealer network. Union Auto Program focuses on an Omni-Channel marketing strategy to drive traffic to the 24/7 UnionAutoProgram.com Website. Utilizing the latest social media, mobile phone and geo-fencing technology, Union Auto Program laser targets Union Members and their families in physical places and online spaces where union members (and their immediate families) travel, rest or congregate. We will strategically advertise the Union Auto Program brand and value proposition on Facebook & LinkedIn with a directional advertising message. We will also engage in targeted email communication to, geo-fenced, union worker buildings and job sites. Union Auto Program also has a grassroots component to reach union members. Working in conjunction with the Gephardt Group and the leaders of the state and federal labor unions, UAP has feet on the ground at conventions, conferences and other events to ensure face-to-face conversations and support are present directly for the members. This brings further awareness of the program and highlights the savings and benefits offered.

Additionally, the Union Auto Program joins forces with the labor unions for marketing. While UAP promotes through the channels already described, labor unions promote directly to their members as well. A unified approach. This affords UAP not only the ability to have a cost-effective marketing strategy but to truly give back to the unions and their members.

Since inception of the program, the Company has worked tirelessly to gain support and respect in the labor union space. The Company has partnered with Richard Gephardt and the Gephardt Group as well as numerous labor union leaders across the nation. Together with the Gephardt Group, UAP has successfully finalized an agreement with Union Plus, the National AFL-CIO endorsed marketing partner, to replace TrueCar in the Southeast region (comprised of 14 states) as its endorsed auto buying program for all union members and their families as of January 2019. The efforts of Union Plus marketing directly to union members will tremendously reduce our marketing expense.

While formalizing the Labor Union Auto buying program, it became apparent no such service exists for the over 103 million members belonging to a credit union and for the past 10 months our executive team has been forging a relationship with CUNA Mutual (Credit Unions National Association), the largest association of Credit Unions. Working together with CUNA and sharing the same philosophies will propel the Credit Union Auto Program platform. To that end the Company has been actively signing up Credit Unions in the Southeastern states and plan to officially launch the Credit Union Auto Program on April 1st, 2019. The program will mirror that of the labor union program and is at no cost to the Credit Union. The response has been widely positive as providing benefits to Credit Union members to further solidify their membership and increasing the financing of automobiles overall is a win-win.

Conflicts of Interest

Potential conflicts of interest may arise in the course of our operations involving any member of management's interest, as well as their respective interests in other potential unrelated activities. The Company does not have any formally documented procedures to identify, analyze or monitor conflicts of interest.

All investment opportunities on We Funder, the online platform promoting the offerings, are managed by We Funder, a FINRA and SIPC member broker dealer. All content that is displayed on the investment opportunities has been reviewed by a principal and due diligence has been conducted on the underlying information. We Funder Brokerage Services as a registered person promoting CB Auto Group or any other raise carries no conflict of interest (other than an interest in the success of the offering) as the We Funder platform is simply used as an extension of the brokerage marketing activities.

Litigation

The Company is not presently a party to any material litigation that threatens its business, nor to the knowledge of management is any litigation threatened against the Company, which may materially affect the business of the Company or its assets.

Transfer Agent and Registrar

The Company will act as its own transfer agent and registrar for the Shares issued hereby.

MARKET PRICE OF SHARES AND RELATED INTEREST HOLDER MATTERS

The offering price of the securities to which the Memorandum relates has been arbitrarily established by the Company and does not necessarily bear any specific relation to the assets, book value or potential earnings of the Company or any other recognized criteria of value. The Shares have not been registered under the Securities Exchange Act of 1934. Our Shares have not been traded or quoted on any exchange or quotation system. There is no public market in which shareholders may sell their securities, and there can be no assurance given that such a market will ever develop. The securities offered hereby are restricted and the investors' rights to sell or transfer their interests are severely limited.

DESCRIPTION OF SECURITIES

General

The authorized capital stock of the Company, as provided by our certificate of incorporation, as may be amended from time to time, consists of 1,000,000 shares of which 870,000 shares are designated Common Class A Voting stock, no par value, and 30,000 shares are designated Common Class B Non-Voting stock, no par value, and 100,000 shares of Preferred Series A Non-Voting Stock. Common Class A Voting stock and Common Class B Non-Voting stock have the same relative rights and are identical in all respects except that Common Class A Voting stock entitles the holder thereof to one consent or one vote for each share held and Common Class B Non-Voting stock has no voting rights whatsoever. Additionally, Common Class B Non-Voting stock is automatically convertible upon a Qualified Financing Trigger Event into shares of Common Class A Voting stock on a share for share basis. Preferred Series A Non-Voting Stock have the same relative rights as Common Class A Voting Stock except that the Preferred Series A Non-Voting Stock has no voting rights whatsoever and the Preferred Series A Non-Voting Stock has a liquidation preference over Common Class A Voting Stock and Common Class B Non-Voting Stock. See "MEMORANDUM SUMMARY—Liquidation Preference" above.

All shares of stock in such classes or series may be issued for such consideration and have such voting powers, full or limited, or no voting powers, and shall have such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, permitted by law, as shall be stated and expressed in the resolution or resolutions providing for the issuance of such shares adopted by the Company's board of directors pursuant to authority vested in it in the Company's Certificate of Incorporation, as may be amended or restated from time to time. The number of shares of stock of any class or series within any class, so set forth in such resolution or resolutions, may be increased (but not above the total number of authorized shares) or decreased (but not below the number of shares thereof then outstanding) by resolution or resolutions adopted by the Company's board of directors. The Company's board of directors may determine the times when, the terms under which and the consideration for which the Company shall issue, dispose of or receive subscriptions for its shares, including treasury shares, or acquire its own shares. The consideration for the issuance of the shares shall be paid in full before their issuance and shall not be less than the par value per share. Upon payment of such consideration, such shares shall be deemed to be fully paid and non-assessable by the corporation. As of the date of this Memorandum, we have issued a total of 870,000 shares of our voting Common Class A Voting Stock, and no other securities.

A summary description of certain terms and provisions of the Shares is provided in the section entitled "MEMORANDUM SUMMARY—The Offering" above. Such description does not purport to be complete and is qualified in its entirety by reference to the actual terms and provisions of the capital stock contained in the Company's certificate of incorporation and the Company's bylaws (together, the "charter documents"), as well as the Subscription Agreement for the Shares. All of such documents have or will be made available upon written request to prospective investors, each of whom is responsible for reviewing and understanding such documents.

Preferred Series A Non-Voting Stock (the "Shares")

Voting Rights. Except as required by law or as specifically provided herein, the Holders of Non-Voting Preferred Stock shall not be entitled to vote, as a separate class or otherwise, on any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting); provided, however, that each Holder of outstanding shares of Preferred Stock shall be entitled, on the same basis as holders of Common Stock, to receive notice of such action or meeting.

Dividends. If the Corporation declares or pays a dividend or distribution on the Common Stock, whether such dividend or distribution is payable in cash, securities or other property, including the purchase or redemption by the Corporation or any of its Subsidiaries of shares of Common Stock for cash, securities or property, but excluding (i) any dividend or distribution payable on the Common Stock in shares of Common Stock and (ii) any repurchases of Common Stock held by employees or consultants of the Corporation upon termination of their employment or services pursuant to agreements providing for such repurchase, the Corporation shall simultaneously declare and pay a dividend on the Non-Voting Preferred Stock on a pro rata basis with the Common Stock determined on an as-converted basis assuming all Shares had been converted to Common Stock as of immediately prior to the record date of the applicable dividend (or if no record date is fixed, the date as of which the record holders of Common Stock entitled to such dividends are to be determined)

Liquidation Right. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation (a "Liquidation"), the holders of Shares of Non-Voting Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, before any payment shall be made to the holders of Junior Securities by reason of their ownership thereof, an amount in cash equal to the aggregate original purchase price of all Preferred Stock held by such holder (as adjusted for any stock splits, stock dividends, recapitalizations or similar transactions with respect to the Non-Voting Preferred Stock. If upon any Liquidation the remaining assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of the Shares of Non-Voting Preferred Stock the full preferential amount to which they are entitled under this section (a) the holders of the Shares of Non-Voting Preferred Stock shall share ratably in any distribution of the remaining assets and funds of the Corporation in proportion to the respective full preferential amounts which would otherwise be payable in respect of the Non-Voting Preferred Stock in the aggregate upon such Liquidation if all amounts payable on or with respect to such Non-Voting Preferred Stock shares were paid in full, and (b) the Corporation shall not make or agree to make any payments to the holders of Junior Securities.

Restrictions on Transfer of Shares

Purchaser hereby agrees not to make any disposition of all or any portion of the Shares unless and until:

i. There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

ii. (A) The transferee has agreed in writing to be bound by the terms of Section 5 of this Agreement, (B) Purchaser shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, (C) such disposition is made in accordance with the provisions of the Company's Bylaws, and (D) if reasonably requested by the Company, Purchaser shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such shares under the Securities Act. It is agreed that the Company will not require opinions of counsel for transactions made pursuant to Rule 144 except in unusual circumstances.

iii. Transfers of record of shares of stock of the corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and upon the surrender of a properly endorsed certificate or certificates for a like number of shares. The corporation shall have the power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes owned by such stockholders in any manner not prohibited by the General corporation Law of the State of Georgia.

Purchaser hereby agrees that Purchaser shall not sell, dispose of, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale, any Common Stock or other securities of the Company held by Purchaser, including the Shares (the "Restricted Securities"), during the 180-day period following the effective date of a registration statement of the Company filed under the Securities Act (the "Lock Up Period") (or such longer period, not to exceed eighteen (18) days after the expiration of the 180-day period, as the underwriters or the Company shall request in order to facilitate compliance with NASD Rule 2711). Purchaser agrees to execute and deliver such other agreements as may be reasonably requested by the Company and/or the managing underwriter that are consistent with the foregoing or that are necessary to give further effect thereto. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to Purchaser's Restricted Securities until the end of such period. The underwriters of the shares of the Company's stock are intended third party beneficiaries of this Section 5(c) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto.

Subscription Agreement

Purchase of the Shares shall be made pursuant to the execution of the Subscription Agreement, which contain, among other things, certain representations and warranties by the subscribers and covenants reflecting the provisions set forth herein.

Not a Complete Description

The foregoing description of the Company's securities as well as references to the terms and provisions of the Company's charter documents, Company's Business Plan, and Subscription Agreement should in no way be relied upon as complete, and are qualified in their entirety by the actual documents referenced, copies of which may be furnished on reasonable request made to the Company at its principal office.

OTHER MATTERS

Certain Transactions

<u>Isolated Offering Transactions</u>

The Company, in its absolute discretion may carry out contemporaneous and/or additional subsequent offerings of its securities on terms and conditions it deems appropriate without notice to investors herein or other stakeholders, subject to applicable securities laws.

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USE OF PROCEEDS

The Company anticipates that it needs approximately $1,069,980 in order to fund the continued development of the Company. Toward that end, the Company seeks to raise a maximum of $1,069,980 from the sale of the Shares in this Offering. The minimum target raise goal amount will be $250,000.

The Company intends to apply the proceeds of this Offering substantially as set forth herein, subject to reallocation by management as it deems in the best interests of the Company. The principal use of proceeds of this Offering is subject to the broad discretion of management and the board of directors, but will include funding and continued development of the CB Auto Group, Inc.'s product, sales and marketing, general working capital, and other general corporate purposes.

The Company's use of proceeds may differ materially from the foregoing as a result of changing conditions and as deemed appropriate in the absolute discretion of management. Therefore, we reserve broad discretion in the use of proceeds and the right to alter the use of proceeds of this Offering without notice in the interest of the Company.

FINANCIAL INFORMATION

This Memorandum contains forward-looking statements. These statements are based on the Company's current expectations about the businesses and the markets in which it operates. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties or other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Actual operating results may be affected by various factors including, without limitation, changes in national economic conditions, competitive market conditions, uncertainties and costs related to government regulation, and actual versus projected timing of events, all of which may cause such actual results to differ materially from what is expressed or forecast in this Memorandum.

Results of Operations

As of 2019, the Company had only limited cash in connection with start-up activities. The Company will need additional working capital requirements to finance future operations.

Financial Projections

Financial documents available from the Company in the financial statements and business plan and may contain complete pro-forma financial statements for the first three years of the Company's operations. These pro-forma financial statements have been prepared on the assumption that a total of $1,069,980 will be raised.

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ADDITIONAL INFORMATION

John A. Perez, the Company's CEO, will be available upon request to answer questions concerning the terms of this Offering, to provide any reasonably requested information necessary to verify the accuracy of the information contained in this Memorandum and to provide such other information reasonably requested by prospective investors as they deem necessary for the purposes of considering an investment in the Company. John A. Perez can be reached by telephone at 678-261-8605, or by e-mail at jperez@unionautoprogram.com.

The Registered Principal of the Broker Dealer will be available upon request to answer questions concerning the terms of this Offering, to provide any reasonably requested information necessary to verify the accuracy of the information contained in this Memorandum and to provide such other information reasonably requested by prospective investors as they deem necessary for the purposes of considering an investment in the Company.

You should rely only on the information contained in this Memorandum. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this Memorandum is accurate as of the date on the front cover of this Memorandum only. Our business, financial condition, results of operations and prospects may have changed since that date.

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